(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File No. 001-11455

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached Instruction before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

Part I. Registrant Information

Shurgard Storage Centers, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1155 Valley Street

Address of Principal Executive Office (Street and Number)

Seattle, Washington 98109

City, State and Zip Code

Part II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Company is in the process of completing the reconciliation of certain accounts to finalize its consolidated financial statements for the year ended December 31, 2004. Accordingly, the Company is unable to file its annual report on Form 10-K for the year ended December 31, 2004 by the deadline prescribed under Securities and Exchange Commission rules and regulations without unreasonable effort and expense. Due to the complex nature of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the Company has directed substantial accounting and financial resources to the evaluation of internal control over financial reporting that would otherwise have been focused on the preparation of its financial statements.

As disclosed in a current report on Form 8-K filed by the Company on February 18, 2005, the processes and testing required for management’s evaluation, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s rules thereunder, of the effectiveness of the Company’s internal control over financial reporting at December 31, 2004, have not been completed and will not be completed by the extended filing deadline of March 31, 2005 under Securities Exchange Commission Rule 12b-25. The Company is in the process of evaluating the internal control deficiencies identified to date. The Company’s management has concluded that certain of these deficiencies represent material weaknesses (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. These deficiencies, which will be discussed in more detail in the Company’s annual report on Form 10-K for the year ended December 31, 2004, relate to inadequate resources and expertise in accounting; lack of formal account reconciliation procedures; inadequate controls surrounding the consolidation process; lack of review and approval policies related to journal entries and accounting conclusions; and inconsistent application of accounting policies and U.S. generally accepted accounting principles.

In addition, as the Company continues with its evaluation, additional control deficiencies may be identified and those control deficiencies may also represent one or more material weaknesses.

As a result of the material weaknesses identified, the Company’s management will have to conclude in the “Management Report on Internal Control over Financial Reporting” in its 2004 Form 10-K that the Company’s internal control over financial reporting was not effective as of December 31, 2004. Furthermore, because management is unable to complete its evaluation of internal control over financial reporting by the extended filing deadline of March 31, 2005 under Securities Exchange Commission Rule 12b-25, the report of the independent registered public accounting firm would disclaim an opinion on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Devasis Ghose, Chief Financial Officer	(206)	624-8100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shurgard Storage Centers, Inc.

            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By:	/s/ Devasis Ghose
Devasis Ghose,
Executive Vice President and Chief Executive Officer